FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: May 2, 2003

Press Release Dated September 2, 2003 - Cream Announces First Quarter Results
Press Release Dated September 9, 2003 - Cream Receives Independent Preliminary Summary on Nuevo Milenio Gold-Silver Property, Mexico

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

September 2 , 2003

TSX Venture Exchange

Symbol:  CMA

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

Cream Announces First Quarter Results

Cream Minerals Ltd. (CMA) announces that during the three months ended June 30, 2003 (“fiscal 2004”), a loss of $43,781 ($0.00 per share) was incurred compared to a loss of $31,992 ($0.00 per share) in the three months ended June 30, 2002 (“fiscal 2003”).  In fiscal 2004, corporate general and administrative costs were $43,800 compared to $32,275 in fiscal 2003.  Administrative costs net of interest income, foreign exchange, property investigations and write-downs of mineral property interests were $33,478 in fiscal 2004 and $30,837 in fiscal 2003.  Cash expenditures on mineral property interests in the three months ended June 30, 2003, total $49,694, which compare to $31,162 in the three months ended June 30, 2002.  There was no significant exploration activity on any of the Company’s mineral property interests in the three-month period.

Cream is preparing a geological report on the Nuevo Milenio property.  Planned exploration on the new properties acquired in the British Columbia interior has been delayed due to the dry weather and related fire hazards.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

September 9, 2003

TSX Venture Exchange - Symbol:  CMA

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

Cream Receives Independent Preliminary Summary on Nuevo Milenio Gold-Silver Property, Mexico

Cream Minerals Ltd. (CMA) (“the Company”) has commissioned Mr. Henry M. Meixner, P. Geo. to visit and review work completed to date on its 100% owned Nuevo Milenio Gold-Silver Property (“the Property”) near Tepic, Nayarit, Mexico.  Mr. Meixner was on the Property from August 10 to 15, 2003 and was accompanied on his six-day site visit by Chief Geologist and Administrator, Mr. Fred Holcapek, P.Eng.  Mr. Meixner is preparing a preliminary summary report describing his site visit and a review of exploration carried out from 2000 to 2003.  Below is a synopsis of his findings.

The Nuevo Milenio Gold-Silver Prospect is thought to represent an epithermal low sulphidation Au-Ag mineral deposit type that has the visible uppermost parts of the epithermal mineralizing system preserved in felsic volcaniclastic rocks. The chalcedonic “silica caps” at Salamandria, Victoria and Julia hills here are seen as being the uppermost portions.  Dos Hornos, Once Bocas, Chacuaco and others are slightly lower in the hydrothermal system, but above the boiling point and bonanza zone of precious minerals deposition. Geologically, the property is located in an extensional setting within an older Miocene volcanic caldera (Caldera Nuevo Milenio) that is set within a younger Pliocene-Pleistocene rift (Tepic-Zacoalco rift) at the western end of the Trans Mexican Volcanic Belt.

Modern exploration of the Nuevo Milenio property, directed by F. Holcapek, P.Eng., of Cream Minerals De Mexico, has been guided by the distribution of historic mine workings from the 1800’s. These historic features include arastras, hornos, sites of former buildings, dams, adits, pits, shafts, trenches and water supply flues all connected by mule trails. From 2000 to 2003 the area was mapped, prospected and made accessible by building a road network. Areas of silicification and kaolinization were sampled and trenched and a geochemical soil survey was completed. This work has delineated a number of gold-silver mineralized areas as well as hydrothermally altered areas of silicification and kaolinitization that are of exploration interest. Economically significant grades of gold-silver mineralization given below are present in quartz veins and quartz vein stockworks and in areas of quartz flooding over significantly large outcrop areas. These occur in hydrothermally altered siliceous and kaolinitized rhyolitic tuffs within the 5 km x 3.5 km elliptical Nuevo Milenio Caldera.

The most important mineralized areas of immediate exploration interest, at present, for disseminated and stockwork type gold-silver mineralization are at Dos Hornos, Once Bocas and Mina Chacuaco. Numerous other mineralized prospective areas are less well delineated at the present time; however these may well become important targets for future exploration. These include the Cafetal area, Astasis I and II area, Chacuaco West Area, Mina Zapote and Mina San Antonio.

Dos Hornos Area

The Dos Hornos Area consists of approximately 1500m x 200m of gold-silver mineralization and silica alteration in argillized rhyolitic tuffs and also includes Mina Perdida and Mina San Miguel. Parallel, northwest-trending, decimeter-wide mineralized quartz veins are present in trenches over 6m to 10m horizontal widths. These give average assays of 1.21 gpt Au and 131.18 gpt Ag over 10m, for example. Also, 2.9 gpt Au and 45.69 gpt Ag over 8m; 2.54 gpt Au and 105 gpt Ag over 4m, as well as 4.05 gpt Au and 199.82 gpt Ag over 10m – all on the northern part of the Dos Hornos Zone. At Mina Santa Gertrudes, the southern end of this zone, a chip sample gave 1.54 gpt Au and 700.0 gpt Ag. Quartz-vein stockworks and areas of quartz-flooded kaolinitized tuff are present in trench cuts, in sub-outcrop and in pits and shafts that carry pyrite, arsenopyrite, argentite and minor galena. A geochemical soil anomaly of 30 ppb Au and 1 ppm Ag, open at both ends, is coincident with the northwesterly trend of the Dos Hornos gold-silver zone. The extent and grade of mineralization in this zone suggests an open pit gold-silver resource and thus merits further exploration by diamond drilling.

Once Bocas Area

The Once Bocas Area is a northwest-trending gold-silver mineralized area of about 1000m x 100m including Mina Crucero. Intensely kaolinitized lithic rhyolite tuffs contain quartz veinlets and centimeter scale stockworks carry elevated gold-silver values. Horizontal widths of mineralization range up to 10m. A calculated average grade of 0.48 gpt Au and 127.6 gpt Ag over an aggregate distance of 38.35m in this area represents a compilation of grades within quartz veinlets, stockwork and silica-flooded areas and in the wallrocks surrounding them. A well-defined soil anomaly coincides with this mineralized zone. A diffuse gold anomaly can also be inferred.  As at Dos Hornos, a bulk tonnage resource can be visualized in this area. Several diamond drill holes were completed in this area that cut intensely leached and weathered quartz vein stockwork over a 60m drill length with low to moderate gold silver values. This target requires further drill testing laterally and to depth.

Chacuaco Area

The Chacuaco Area has been most intensely explored during colonial times. It measures some 1000m x 300m including Mina Nanche, Obra Perdido and Mina Chacuaco. Area Cafetal of some 500m x 200m may be a southerly extension of this zone. Three northwesterly zones of silicification are present as quartz veins, stockwork and quartz-flooding. Multiple stages of quartz alteration were noted in hand specimens from sub outcrop and float along the crest of Chacuaco hill. Surface chip samples give moderately elevated values of 0.38 gpt Au and 66.81 gpt Ag from the hillcrest area. Lower elevations give 0.917 gpt Au and 112.55 gpt Ag over 150m as well as 0.296 gpt Au and 95.89 gpt Ag over 210m. A 16m deep shaft (Mina Chacuaco) near the center of the ridge yields 0.40 gpt Au and 68.04 gpt Ag over 16m in its upper levels and 0.83 gpt Au and 174.38 gpt Ag over 8m on its lowest level. The increase of gold-silver values over the 16 metre depth interval in the Chacuaco shaft is in keeping with the envisioned epithermal deposit model mentioned above.

A broad gold-silver soil anomaly, as yet incomplete, coincides with this mineralized zone. Further trenching, soil geochemistry and geophysical surveys should be undertaken prior to drilling. Two holes, drilled on the northern margin of Cerro Chacuaco, intersected intensely leached and weathered volcanics without reaching the planned target. Continued drilling to systematically evaluate this target is required.

Chacuaco West, Chacuaco and Cafetal may all be connected at depth by an underlying fault or graben margin (i.e. hydrothermal conduit) that is expressed on the surface by the northwesterly faults along Chacuaco hill and along Arroyo Refilion. As shown on the geology map this fault set transects the Nuevo Milenio caldera rim structure over about 3000m on surface. This area should be further explored for mineralization at depth.

Mr. Meixner is recommending that consideration should be given to carrying out geophysical surveys in order to focus on underlying structures that will lead to precious metal rich conduits and ultimately to dilational zones in faults and flexures and splays where bonanza grade ores typically are deposited. VLF surveys may be helpful in tracing faults and detailed gravity surveys may delineate boundaries of structural blocks with large density contrasts. Low resistivity anomalies may reflect the presence of argillic alteration of shallow portions of the mineralized systems.

Mr. Meixner’s complete preliminary summary report, with maps, is expected by mid-to late September.  Meanwhile, please visit our website at www.creamminerals.com

Frank A. Lang, P. Eng

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon – Email: nmurraylyon@renmark.com
Sylvain Laberge – Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release